                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February, 2001

                                HAVAS ADVERTISING
                 (Translation of registrant's name into English)


                               84, rue de Villiers
                          92683 Levallois-Perret Cedex
                                     France
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F [X]                 Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                 Yes [_]                        No [X]


     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):   82-_______________
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                     [HAVAS ADVERTISING LOGO APPEARS HERE]


Press release Billings 2000          February 12, 2001

            HAVAS ADVERTISING ANNOUNCES A STRONG INCREASE IN BILLINGS
                          FOR FULL YEAR 2000 OF +48.6%

     This increase is the result of record new business gains and a dynamic acquisition program

     The group also forecasts 2000 results in excess of market expectations


Havas Advertising (Euronext Paris SA : HAV.PA ; Nasdaq : HADV), the world's fourth largest communications group, announced billings for 2000 estimated at 12 billion euro, representing an increase in both billings and revenues of 48.6% compared to 1999. These figures take into account the fourth quarter billings for Snyder Communications, which was acquired on September 26, 2000.

Excluding contributions from Snyder and other acquisitions made during 2000, this increase was 22.3%. Adjusted to exclude the effects of currency fluctuations and acquisitions, billings were up 13.8% (compared to 13.5% at end September 2000 and 12.7% at end 1999).

Growth per region is shown in the table below:

                          Billings growth by geography
                          ----------------------------
                                 (2000 / 1999)

                          Unadjusted                Adjusted for acquisitions
                                                    and currency fluctuations
Europe                     + 35.0%                  + 17.4%
North America              + 75.7%                  +  6.3%
Asia Pacific               + 40.9%                  + 14.1%
Latin America              + 51.8%                  + 22.2%

TOTAL                      + 48.6%                  + 13.8%

On a pro forma basis, taking into account Snyder's 2000 revenues from continuing operations (excluding discontinued and sold business activities and Circle.com), Havas Advertising's revenues for the full year 2000 amounted to approximately
2.3 billion euro (representing billings of 15.3 billion euro), split geographically as follows:
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                       Revenue contribution by geography
                       ---------------------------------
                                (Pro forma 2000)


          Europe                                      48.6 %
            of which France : 15.0 %
          North America                               43.7 %
          Asia Pacific                                 3.8 %
          Latin America                                3.9 %

          Total                                        100 %

For the full year 2000, Snyder's continuing operations represented revenues of approximately 681 million euro, an increase of 13.6% compared to 1999. This figure does not include Circle.com, in which the group has a retained interest of approximately 17% and which is consequently accounted for by the equity method. On February 5, 2001, Havas Advertising announced its agreement to acquire all of the tracking stock of Circle.com.

Record new business

Net new business gains for the year 2000 amounted to a record 3.7 billion euro. These gains were achieved across all four divisions of Havas Advertising - Euro RSCG Worldwide, Arnold Worldwide Partners, Diversified Agencies Group and Media Planning Group - and also reflect contributions by the companies of Snyder Communications, which are today integrated into the four Havas Advertising operating divisions.

Among the major gains are: Sky Team, Alberto Culver, CNN, Volvo, Alcatel, Monster.com, Liberty Surf, and Orange International.

A dynamic acquisition program

In addition to sustained organic growth, Havas Advertising has continued to deliver on its dynamic acquisition strategy. Apart from Snyder Communications, 43 acquisitions were completed in 2000. Ninety percent of the revenues from these acquisitions stem from marketing services, a high-growth and high-margin market sector.

Among these acquisitions were:
o Advertising (Vickers & Benson - Canada, Lorente - Spain)
o Consulting (Meridian - United States )
o Interactive (@work - Finland, Absolut - France)
o Marketing Services (Integrated Options - Australia, Tyee- United States)
o Corporate (Middleberg, Kratz & Jensen - United States)
o Human Resources (EMDS - Europe)
o Financial Communication (W&Cie - France, Hudson Sandler - Great Britain, Printel - France, Abernathy MacGregor - United States)
o Sports Marketing (ISL - France)
o Healthcare (Remtulla - Canada)

2000 Financial Performance and Outlook

These achievements enable Havas Advertising to anticipate for the full year 2000 a performance that will exceed market expectations in terms of revenue, EBIT, and cash earnings (before extraordinary items and goodwill amortization).

The Board of Directors meeting to approve the accounts for 2000 has been advanced to March 1st, 2000. Complete financial results for the full year will be released following the meeting.

Havas Advertising recently made public its objectives and new three year plan for 2001-2003, the major points of which are: an organic growth target of between 10-15% per year, an even more aggressive acquisition program, improved EBIT margin expansion, and a cash EPS objective growth rate target of 15-20% annually.

Alain de Pouzilhac, Chairman and Chief Executive Officer of Havas Advertising, commented, "The year 2000 was the best year ever for Havas Advertising and we achieved record results ahead of expectations. Our group is today the global leader in marketing services which represents the key catalyst for the development of integrated communications. Havas Advertising has strengthened its presence geographically, whilst preserving its strong positions in Europe and pursuing its development on the other continents. The integration of the four Snyder companies into our four divisions is running smoothly and we have recently agreed to strengthen our media planning platform through the acquisition of the 55% of the shares of Media Planning Group (MPG) that we do not already own. These developments enable us to create important new synergies as we carry out our mission. Havas Advertising has never been better structured to become an even more important player in our industry in the future."


Contacts:
Alain Camon       33 1 41 34 30 51
Brenda Francois   33 1 41 34 35 80

About Havas Advertising

Havas Advertising (Nasdaq: HADV; Euronext Paris SA: HAV.PA) is the world's fourth largest communications group*. Based in Paris, Havas Advertising has four operating divisions - Euro RSCG Worldwide, headquartered in New York, NY, Media Planning Group in Barcelona, Spain, Diversified Agencies Group in Paris, France and Arnold Worldwide Partners, headquartered in Boston, Massachusetts. Havas Advertising brings a multicultural approach to its business that distinguishes it from other major communications companies. Havas Advertising has a presence in 75 countries. Havas Advertising offers a complete line of communications services, including general advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, sports marketing, human resources, multimedia interactive communications and public relations. Havas Advertising has a worldwide presence of over 250 agencies and a staff of approximately 20,000.

Further information on Havas Advertising can be found on the company's web site at: www.havas-advertising.com or in Havas Advertising's filings, which may be obtained free of charge at the SEC's website, www.sec.gov.

* Advertising Age Annual Agency Report ranking, April 24, 2000
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FORWARD-LOOKING INFORMATION

This document contains certain "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995, about the proposed acquisition of Circle.com. These include statements regarding the anticipated closing date of the transaction, anticipated tax consequences and anticipated future operating results. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Certain factors that could cause actual results to differ materially from expected results include delays in completing the Circle.com transaction, difficulties in integrating Circle.com with Havas Advertising's other businesses, and changes in global economic, business, competitive market and regulatory factors.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   HAVAS ADVERTISING
                                   (Registrant)


Date:  February 14, 2001           By: /s/ Jacques Herail
                                       ____________________________
                                       Name:  Jacques Herail
                                       Title: Director General